Condensed Consolidated Interim Financial Statements

For the three and nine months ended May 31, 2019
(Unaudited)

INDEX

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5 - 26

NOTICE TO READER
The accompanying unaudited interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these financial statements.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	May 31,	August 31,
	2019	2018

Assets

Current Assets
Cash and cash equivalents	$221,476	$319,057
Other receivables	153,993	168,672
Prepaid expenses and deposits	50,712	137,515
	426,181	625,244

Non-Current Assets
Exploration and evaluation assets (note 5)	16,877,913	16,874,234
Property, plant and equipment (note 6)	104,624,648	104,432,710
	121,502,561	121,306,944

	$121,928,742	$121,932,188

Liabilities

Current Liabilities
Accounts payable	$331,024	$387,451
Accrued liabilities	1,373,580	408,701
Deferred flow-through share premium (note 7)	74,577	52,157
	1,779,181	848,309

Non-Current Liabilities
Convertible note payable (note 8)	600,000	-
Convertible redeemable preferred shares (note 9)	1,336,125	3,354,750
Derivative liabilities (note 10)	585,670	109,821
Site closure and reclamation provisions	303,600	303,600
	2,825,395	3,768,171

	4,604,576	4,616,480

Shareholders’ Equity

Share Capital (note 11b)	176,862,604	173,600,797
Reserve for Warrants (note 11c)	4,335,883	4,329,430
Reserve for Share Based Payments (note 11d)	17,206,384	17,130,110
Reserve for Brokers’ Compensation Warrants (note 11e)	286,000	286,000
Accumulated Deficit	(81,366,705)	(78,030,629)

	117,324,166	117,315,708

	$121,928,742	$121,932,188

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Advanced Materials Inc.	Page 1
Unaudited Financial Statements
For the three and nine months ended May 31, 2019

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2019	2018	2019	2018

Revenue

Interest	$10,655	$20,204	$39,722	$47,437

Expenses

Corporate and administrative (note 12)	564,961	733,103	1,845,836	2,076,600
Impairment loss on exploration and evaluation assets (note 5)	-	-	639,034	-
General exploration	3,320	2,118	6,072	16,123
Depreciation	3,068	4,365	9,204	13,194
Share based compensation (note 11d)	16,806	34,014	62,084	112,462
Foreign exchange loss (gain)	313	918	2,557	3,507
Financing transaction costs (note 8, 9)	-	-	177,503	467,565
Increase in fair value of convertible redeemable preferred shares (note 9)	68,250	165,375	329,438	397,688
Increase (decrease) in fair value of derivative liabilities (note 10)	531,943	(157,395)	431,650	(410,241)

	1,188,661	782,498	3,503,378	2,676,898

Net Loss before Income Taxes	(1,178,006)	(762,294)	(3,463,656)	(2,629,461)

Deferred Income Tax Recoveries	50,687	79,363	127,580	175,644

Net Loss and Total Comprehensive Loss for the period	$(1,127,319)	$(682,931)	$(3,336,076)	$(2,453,817)

Loss per Share - Basic and Diluted	$(0.004)	$(0.003)	$(0.013)	(0.012)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	286,153,709	217,837,863	265,177,832	210,547,210

Avalon Advanced Materials Inc.	Page 2
Unaudited Financial Statements
For the three and nine months ended May 31, 2019

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensatio	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2017	196,735,521	$169,593,205	$4,258,213	$16,955,411	$294,166	$(74,789,885)	$116,311,110
Equity offerings	11,752,400	1,401,426	38,400	-	-	-	1,439,826
Conversion of redeemable preferred shares	12,806,718	1,441,125	-	-	-	-	1,441,125
Exercise of options	50,000	5,500	-	-	-	-	5,500
Reserve transferred on exercise of options	-	2,137	-	(2,137)	-	-	-
Exercise of compensation warrants	300,000	33,000	-	-	-	-	33,000
Reserve transferred on exercise of compensation warrants	-	26,671	-	-	(26,671)	-	-
Compensation warrants issued on equity offerings	-	-	-	-	18,505	-	18,505
Share based compensation	-	-	-	134,364	-	-	134,364
Share issuance costs - cash	-	(70,534)	(2,680)	-	-	-	(73,214)
Share issuance costs – compensation warrants issued	-	(17,570)	(935)	-	-	-	(18,505)
Net loss for the nine month period	-	-	-	-	-	(2,453,817)	(2,453,817)

Balance at May 31, 2018	221,644,639	$172,414,960	$4,292,998	$17,087,638	$286,000	$(77,243,702)	$116,837,894
Equity offerings	5,900,000	474,460	38,890	-	-	-	513,350
Conversion of redeemable preferred shares	9,473,789	748,125	-	-	-	-	748,125
Share based compensation	-	-	-	42,472	-	-	42,472
Share issuance costs – cash	-	(36,748)	(2,458)	-	-	-	(39,206)
Net loss for the three month period	-	-	-	-	-	(786,927)	(786,927)

Balance at August 31, 2018	237,018,428	173,600,797	4,329,430	17,130,110	286,000	(78,030,629)	117,315,708
Equity offerings	15,375,000	918,725	7,525	-	-	-	926,250
Conversion of redeemable preferred shares	46,793,660	2,348,063	-	-	-	-	2,348,063
Exercise of options	200,000	20,000	-	-	-	-	20,000
Reserve transferred on exercise of options	-	1,850	-	(1,850)	-	-	-
Exercise warrants	300,000	36,000	-	-	-	-	36,000
Reserve transferred on exercise of warrants	-	811	(811)	-	-	-	-
Share based compensation	-	-	-	78,124	-	-	78,124
Share issuance costs - cash	-	(63,642)	(261)	-	-	-	(63,903)
Net loss for the nine month period	-	-	-	-	-	(3,336,076)	(3,336,076)

Balance at May 31, 2019	299,687,088	$176,862,604	$4,335,883	$17,206,384	$286,000	$(81,366,705)	$117,324,166

Avalon Advanced Materials Inc.	Page 3
Unaudited Financial Statements
For the three and nine months ended May 31, 2019

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2019	2018	2019	2018

Operating Activities

Cash paid to employees	$(182,589)	$(329,046)	$(615,919)	$(1,096,234)
Cash paid to suppliers	(147,674)	(262,745)	(585,410)	(910,610)
Interest received	10,655	20,204	39,722	47,437

Cash Used by Operating Activities	(319,608)	(571,587)	(1,161,607)	(1,959,407)

Financing Activities

Net proceeds from equity offerings	-	-	990,033	1,463,501
Net proceeds from issuance of preferred shares	-	-	-	1,390,960
Proceeds from exercise of warrants	36,000	-	36,000	-
Proceeds from exercise of brokers’ compensation warrants	-	-	-	33,000
Proceeds from exercise of stock options	20,000	-	20,000	5,500
Net proceeds from issuance of note payable	-	-	468,513	-

Cash Provided by Financing Activities	56,000	-	1,514,546	2,892,961

Investing Activities

Exploration and evaluation assets	(73,818)	(519,103)	(467,087)	(1,509,391)
Property, plant and equipment	(48,727)	(67,413)	(180,876)	(167,039)
Deposits received on sale of property, plant and equipment	200,000	-	200,000	-

Cash Provided (Used) by Investing Activities	77,455	(586,516)	(447,963)	(1,676,430)

Change in Cash and Cash Equivalents	(186,153)	(1,158,103)	(95,024)	(742,876)

Foreign Exchange Effect on Cash	(313)	(918)	(2,557)	(3,507)

Cash and Cash Equivalents – beginning of period	407,942	1,486,212	319,057	1,073,574

Cash and Cash Equivalents – end of period	$221,476	$327,191	$221,476	$327,191

Supplemental Cash Flow Information (note 15)

Avalon Advanced Materials Inc.	Page 4
Unaudited Financial Statements
For the three and nine months ended May 31, 2019

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

1.	Nature of Operations

Avalon Advanced Materials Inc. (“Avalon”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon’s common shares are listed on the Toronto Stock Exchange (the “TSX”) (TSX: AVL), on the OTCQB® Venture Market (OTCQB: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon, together with its subsidiaries (collectively, the “Company”) is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties, located principally in Canada. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its development asset – the Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) and its exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves (where not already identified), the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $3,336,076 for the nine months ended May 31, 2019 (the “Period”) and an accumulated deficit of $81,366,705 as at May 31, 2019. The Company’s cash and cash equivalents balance at May 31, 2019 was $221,476, the working capital deficit was $1,353,000. Excluding the deferred flow-through share premium of $74,577, the Company’s adjusted working capital deficit as at May 31, 2019 was $1,278,423 (calculated by adding back the deferred flow-through share premium of $74,577 to the working capital deficit of $1,353,000).

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at May 31, 2019, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $348,024 by December 31, 2019. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand, proceeds from sale of certain assets and through planned equity financings. Subsequent to the quarter ended May 31, 2019 (the “Quarter”), the Company entered into a definitive agreement (the “Agreement”) with Cheetah Resources Pty Ltd. (“Cheetah”) under which Cheetah will acquire ownership of the near surface resources in the T-Zone and Tardiff Zones of the Nechalacho REE Project for a total cash consideration of $5 million as described in note 6(a). The first $200,000 was provided as a deposit following the signing of the terms sheet in January 2019 and an additional $1.5 million has been received after entering into the Agreement. The remaining balance of $3.3 million will be received incrementally over a four-month period from June 23, 2019.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on July 9, 2019.

Avalon Advanced Materials Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

2.	Basis of Presentation

	a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by IASB.

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2018.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2018.

	b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), and Avalon Rare Metals Ltd. (“ARML”). Nolava and ARML are incorporated in the United States of America (“USA”).

ARML has not carried on any significant operations since its inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2018, as described in Note 3 of those financial statements, except for the adoption of the new accounting standards as described below:

	a)	IFRS 9, Financial Instruments

On September 1, 2018, the Company adopted IFRS 9, “Financial Instruments” (“IFRS 9”) which replaces IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). The retrospective adoption of IFRS 9 had no material impact to the Company’s condensed consolidated interim financial statements.

Avalon Advanced Materials Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

3.	Significant Accounting Policies (continued)

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost; fair value through other comprehensive income (“FVTOCI”); or fair value through profit or loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Measurement Category
Financial Instrument	IAS 39	IFRS 9

Cash and cash equivalents	Loans and receivables at amortized cost	Amortized cost
Other receivables	Loans and receivables at amortized cost	Amortized cost
Accounts payable	Other financial liabilities at amortized cost	Amortized cost
Accrued liabilities	Other financial liabilities at amortized cost	Amortized cost
Convertible note payable	FVTPL	FVTPL
Convertible redeemable preferred shares	FVTPL	FVTPL
Derivative liabilities	FVTPL	FVTPL

There were no adjustments to the carrying amounts of the Company’s financial instruments on the date of transition as a result of the transition from IAS 39 to IFRS 9.

b)	IFRS 15, Revenue from Contracts and Customers

On September 1, 2018, the Company adopted IFRS 15, Revenue from Contracts and Customers (“IFRS 15”). IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue and establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Company currently does not have any operating revenue and therefore, the adoption of this new standard does not have any impact on the Company’s consolidated financial statements.

4.	Recent Accounting Pronouncements

The following pronouncement is issued but not yet effective:

	a)	IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases (“IFRS 17”). IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

Avalon Advanced Materials Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

4.	Recent Accounting Pronouncements (continued)

The Company will adopt this standard effective September 1, 2019. Under this standard, the present value of lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those leases classified as operating leases under the current standard IAS 17. This implies higher amounts of depreciation expense on the right of use assets and interest expense on lease liabilities will be recorded in the Company’s statement of comprehensive loss in fiscal 2020 and future years. Additionally, a corresponding reduction in corporate and administrative expenses is expected from the elimination of lease expense.

The Company is in the process of completing its review and analysis of IFRS 16 and will apply IFRS 16 from the adoption date of September 1, 2019. The Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets and lease liabilities will be measured at the amount of the lease liability on adoption.

The Company will provide the quantitative impact of adopting IFRS 16 in its unaudited condensed interim financial statements for the first quarter of fiscal 2020.

Avalon Advanced Materials Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

5.	Exploration and Evaluation Assets

	September 1,		Impairment	May 31,
	2018	Expenditures	Loss	2019
For the Period
Separation Rapids Lithium Project (a)	$11,010,950	$356,075	$-	$11,367,025
East Kemptville Tin-Indium Project (b)	5,827,524	283,023	(639,034)	5,471,513
Other (d)	35,760	3,615	-	39,375

	$16,874,234	$642,713	$(639,034)	$16,877,913

	September 1,		Impairment	August 31,
	2017	Expenditures	Loss	2018
For the year ended August 31, 2018
Separation Rapids Lithium Project (a)	$9,523,610	$1,487,340	$-	$11,010,950
East Kemptville Tin-Indium Project (b)	5,322,422	505,102	-	5,827,524
Other (d)	15,000	20,760	-	35,760

	$14,861,032	$2,013,202	$-	$16,874,234

Avalon Advanced Materials Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

5.	Exploration and Evaluation Assets (continued)

	a)	Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain mineral claims and a mining lease in the Kenora area of Ontario.

	b)	East Kemptville Tin-Indium Project, Nova Scotia

The Company holds a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

The current special licence has a term of three years beginning February 2, 2015 and is renewable for an additional two one-year periods. The Special Licence was renewed during the year ended August 31, 2018 and the Company continues the process toward applying for a mining lease to replace the Special Licence and secure full surface tenure.

The Company also had a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence. During the Period, the Company decided not to renew three of these peripheral exploration licences and is unlikely to renew the one remaining exploration licence in September 2019. Accordingly the costs incurred to-date of $639,034 on the mineral claims under the exploration licences had been written off as an impairment loss during the Period.

	c)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2019. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at May 31, 2019 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at May 31, 2019 to be $Nil.

	d)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Cesium Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Advanced Materials Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

6.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total

Cost

As at September 1, 2017	$103,618,668	$646,860	$218,090	$74,455	$683,859	$94,594	$105,336,526

Additions	259,681	-	1,958	16,450	11,673	-	289,762

As at August 31, 2018	103,878,349	646,860	220,048	90,905	695,532	94,594	105,626,288

Additions	231,531	-	-	-	-	-	231,531

As at May 31, 2019	$104,109,880	$646,860	$220,048	$90,905	$695,532	$94,594	$105,857,819

Accumulated Depreciation

As at September 1, 2017	$-	$243,029	$161,448	$6,983	$622,606	$94,594	$1,128,660

Depreciation expense	-	22,417	18,538	3,384	20,579	-	64,918

As at August 31, 2018	-	265,446	179,986	10,367	643,185	94,594	1,193,578

Depreciation expense	-	15,468	9,204	3,143	11,778	-	39,593

As at May 31, 2019	$-	$280,914	$189,190	$13,510	$654,963	$94,594	$1,233,171

Net Book Value
As at August 31, 2018	$103,878,349	$381,414	$40,062	$80,538	$52,347	$-	$104,432,710
As at May 31, 2019	$104,109,880	$365,946	$30,858	$77,395	$40,569	$-	$104,624,648

Avalon Advanced Materials Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

6.	Property, Plant and Equipment (continued)

	a)	Nechalacho REE Project, Northwest Territories

The Company owns a 100% interest in eight mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories.

The property is subject to an underlying 2.5% NSR royalty agreement which can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, and which currently approximates $1.56 million (the “2.5% NSR Royalty”).

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

Subsequent to the Quarter, the Company and Cheetah have entered into the Agreement under which Cheetah will acquire ownership of the near surface resources in the T-Zone and Tardiff Zones of the property for a total cash consideration of $5 million while the Company will retain ownership of the mineral resources below a depth of 150 meters above sea level, a 3% NSR royalty and will continue to have access to the property for exploration, development and mining purposes. The first $200,000 was provided as a deposit following the signing of the terms sheet in January 2019 and an additional $1.5 million has been received after entering into the Agreement. The remaining balance of $3.3 million will be received incrementally over a four-month period from June 23, 2019.

The Agreement also grants Cheetah the option to purchase the Company’s option in the 2.5% NSR Royalty for a payment of $1.5 million provided that, upon exercising the option, Cheetah extinguishes this royalty. Avalon has also agreed to waive the 3% NSR royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2.0 million within eight years of the transaction closing to extend the waiver of the Company’s royalty in perpetuity.

Avalon will be actively involved in Cheetah’s work programs by providing management services to Cheetah specifically related to the development of the T-Zone and Tardiff Zones, including geological, environmental and Indigenous community relations work.

7.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2017	$49,467
Increase relating to flow-through common shares issued	220,922
Decrease relating to CEE incurred	(218,232)

Balance – August 31, 2018	$52,157
Increase relating to flow-through common shares issued	150,000
Decrease relating to CEE incurred	(127,580)

Balance – May 31, 2019	$74,577

Avalon Advanced Materials Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

8.	Convertible Note Payable

On November 30, 2018, the Company issued a convertible note payable in the amount of $500,000 to an entity managed by the Lind Partners (“Lind”) (the “Note”). The Note has a term of two years with a maturity date of November 30, 2020 and accrued an interest amount of $100,000 on the date of issuance, resulting in the Note to bear a face value of $600,000 at issuance.

Lind will be entitled to convert any outstanding amount of the face value of the Note into common shares commencing on May 26, 2019 at a conversion price equal to the higher of (a) 80% of the five day trailing value weighted average price (“VWAP”) of the common shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules (the “Conversion Feature”). The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.05 per share, then the Company has the right to instead repay the amount that was subject to that conversion for a 5% premium. The Company also has the right to repurchase the Note at the outstanding face value at any time (the “Buyback Option”).

In conjunction with the issuance of the Note, Lind received a commitment fee of $15,000 and 4,575,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.07 per common share until November 30, 2021.

The Note is a hybrid instrument that contains multiple embedded derivatives including the Conversion Feature and Buyback Option.

The economic characteristics and risks of the Conversion Feature are different from that of the host contract (the Note) in that it allows Lind to convert the Note (a debt instrument) into the Company’s common shares (an equity instrument) at a price per share equal to the higher of (a) 80% of the five day trailing VWAP of the shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules, thus the Conversion Option can be measured separately from the Note. In addition, the number of common shares to be issued upon conversion is variable and does not meet the “a fixed amount of cash for a fixed number of equity instruments” requirement to be classified as an equity instrument. As such, the Company had designated the entire hybrid contract (the Note and all of the embedded derivatives) as a financial liability at FVTPL and are re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible note payable in the consolidated statement of comprehensive loss.

As the Company has the Buyback Option to repurchase the Note at the outstanding face value, the total fair value of the Note at issuance and as at May 31, 2019 is therefore $600,000.

The exercise price of the warrant is subject to adjustment from time to time in the event of certain common share rights offering, such that the exercise of the warrants do not result in a fixed number of common shares being issued for a fixed amount of cash. As a result, the warrants had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

The fair value of the warrants was estimated at $44,199 at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the warrants was estimated using the Black- Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.18%; expected life of 3.0 years; and expected volatility of 35%.

The fair values of the Note and the warrants at issuance totaled $644,199 and the excess of this amount over the gross proceeds ($500,000) of $144,199 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss.

Avalon Advanced Materials Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

9.	Convertible Redeemable Preferred Shares

In March 2017, the Company entered into a preferred share purchase agreement (the “A1 Agreement”) with an entity managed by Lind and issued 500 Series A1 Preferred Shares (the “A1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on July 11, 2017 (the “Hold Period”).

The A1 Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. The A1 Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price (“VWAP”) of the common shares on the TSX immediately prior to the date that notice of conversion is given (the “Conversion Option”).

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”). Each A1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

Lind has the basic right to convert 25 A1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the A1 Agreement, however Lind is permitted to convert up to 100 A1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind is also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash (the “Put Option”), upon the occurrence of certain events as set out in the A1 Agreement (most of which are beyond the Company’s control) (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions etc. as defined in the A1 Agreement. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the A1 Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time.

The Company has the right to redeem all of the outstanding A1 Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the “Call Option”). The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the A1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any A1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series A2 Option”). Lind will also receive a certain number of Series A2 warrants (“A2 Warrants”) when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

The A1 Preferred Share is a hybrid instrument that contains multiple embedded derivatives: the Conversion Option, Put Option and Call Option.

Avalon Advanced Materials Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

9.	Convertible Redeemable Preferred Shares (continued)

The economic characteristics and risks of the Conversion Option are different from that of the host contract (the A1 Preferred Share) in that it allows Lind to convert the A1 Preferred Shares (a debt instrument) into the Company’s common shares (an equity instrument) at a price per common share equal to 85% of the five day VWAP of the common share, thus the Conversion Option can be measured separately from the A1 Preferred Share. In addition, the number of common shares to be issued upon conversion is variable and does not meet the “a fixed amount of cash for a fixed number of equity instruments” requirement to be classified as an equity instrument. As such, the Company had designated the entire hybrid contract (the A1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL and are re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss.

As the Company has the Call Option to redeem all of the outstanding A1 Preferred Shares at a 5% premium to the redemption value, the total fair value of the A1 Preferred Shares at issuance is therefore $2,625,000.

The exercise price of the A1 Warrant is subject to adjustment from time to time in the event of certain common share rights offering, such that the exercise of the A1 Warrants do not result in a fixed number of common shares being issued for a fixed amount of cash. As a result, The A1 Warrant had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

The fair value of the A1 Warrants was estimated at $236,488 (or $0.0343 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the A1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.10%; expected life of 4.0 years; and expected volatility of 35%.

In December 2017, the Company entered into a preferred share purchase agreement (the “B1 Agreement”) with Lind and issued 300 Series B1 Preferred Shares (the “B1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $1,500,000 in January 2018. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expires on May 16, 2018 (the “B1 Hold Period”).

In conjunction with this private placement, Lind received a commitment fee of $75,000 and 6,250,000 common share purchase warrants (the “B1 Warrants”). Each B1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per common share until January 15, 2023. Other than the exercise price and expiry date, the B1 Warrants bear the similar terms and conditions as the A1 Warrants.

The B1 Agreement is subject to essentially the same terms and conditions as the A1 Agreement and the B1 Preferred Shares bear the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the B1 Hold Period, Lind has the basic right to convert 15 B1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the B1 Agreement, however Lind is permitted to convert up to 60 B1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

At any time while any B1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 100 Series B2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial B1 financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series B2 Option”). Lind will also receive a certain number of Series B2 warrants (“B2 Warrants”) when it exercises the Series B2 Option. The number of B2 Warrants to be issued and the exercise price of the B2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the B1 Warrants.

Avalon Advanced Materials Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

9.	Convertible Redeemable Preferred Shares (continued)

As the B1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the B1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date.

As the Company has the Call Option to redeem all of the outstanding B1 Preferred Shares at any time after the B1 Hold Period at a 5% premium to the redemption value, the total fair value of the B1 Preferred Shares at issuance is therefore $1,575,000.

The fair value of the B1 Warrants was estimated at $283,525 (or $0.0454 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the B1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.94%; expected life of 4.0 years; and expected volatility of 35%.

In June 2018, the Company entered into a preferred share purchase agreement (the “C1 Agreement”) and issued 150 Series C1 Preferred Shares (the “C1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $750,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expires on October 30, 2018 (the “C1 Hold Period”).

In conjunction with this private placement, Lind received a commitment fee of $37,500 and 3,750,000 common share purchase warrants (the “C1 Warrants”). Each C1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.125 per common share until June 29, 2023. Other than the exercise price and expiry date, the C1 Warrants bear the similar terms and conditions as the A1 Warrants.

The C1 Agreement is subject to essentially the same terms and conditions as the A1 Agreement and the C1 Preferred Shares bear the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the C1 Hold Period, Lind has the basic right to convert 10 C1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the C1 Agreement, however Lind is permitted to convert up to 30 C1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

At any time while any C1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 50 Series C2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial C1 financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series C2 Option”). Lind will also receive a certain number of Series C2 warrants (“C2 Warrants”) when it exercises the Series C2 Option. The number of C2 Warrants to be issued and the exercise price of the C2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the C1 Warrants.

As the C1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the C1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date.

As the Company has the Call Option to redeem all of the outstanding C1 Preferred Shares at any time after the C1 Hold Period at a 5% premium to the redemption value, the total fair value of the C1 Preferred Shares at issuance is therefore $787,500.

Similar to the A1 Warrants, the exercise price of the C1 Warrants is subject to adjustment from time to time in the event of certain common share rights offering, as such, the C1 Warrants had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black- Scholes pricing model.

Avalon Advanced Materials Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

9.	Convertible Redeemable Preferred Shares (continued)

The fair value of the C1 Warrants was estimated at $73,679 (or $0.0196 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the C1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.00%; expected life of 4.0 years; and expected volatility of 35%.

A summary of the changes in the convertible redeemable preferred shares amount is set out below:

	Number	Amount
A1 Preferred Shares
Balance – September 1, 2017	480	$2,646,000
Increase in fair value	-	385,875
Converted to common shares	(300)	(1,850,625)

Balance – August 31, 2018	180	1,181,250
Increase in fair value	-	80,063
Converted to common shares	(180)	(1,261,313)

Balance – May 31, 2019	-	$-

B1 Preferred Shares
Balance – September 1, 2017	-	$-
Preferred shares issued	300	1,575,000
Increase in fair value	-	149,625
Converted to common shares	(60)	(338,625)

Balance – August 31, 2018	240	1,386,000
Increase in fair value	-	149,625
Converted to common shares	(110)	(682,500)

Balance – May 31, 2019	130	$853,125

C1 Preferred Shares
Balance – September 1, 2017	-	$-
Preferred shares issued	150	787,500

Balance – August 31, 2018	150	787,500
Increase in fair value	-	99,750
Converted to common shares	(70)	(404,250)

Balance – May 31, 2019	80	$483,000

	210	$1,336,125

As at May 31, 2019, Lind has the right to convert all of the outstanding B1 and C1 Preferred shares. The number of common shares to be issued would be 12,475,490 if all of the outstanding B1 and C1 Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.12 on May 31, 2019.

10.	Derivative Liabilities

The derivative liabilities consist of the warrants denominated in foreign currency, and certain warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offering.

Avalon Advanced Materials Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

10.	Derivative Liabilities (continued)

The following table summarizes information concerning the derivative liabilities as at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount
Warrants denominated in foreign currency
Balance – September 1, 2017	6,466,513	$181,671
Decrease in fair value	-	(181,617)

Balance – August 31, 2018	6,466,513	54
Increase in fair value	-	25

Balance – May 31, 2019	6,466,513	$79

Other warrants subject to potential price adjustment
Balance – September 1, 2017	6,900,000	$133,162
Issued	10,000,000	357,204
Decrease in fair value	-	(380,599)

Balance – August 31, 2018	16,900,000	109,767
Issued	4,575,000	44,199
Increase in fair value	-	431,625

Balance – May 31, 2019	21,475,000	585,591

Total derivative liabilities		$585,670

11.	Share Capital

	a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and 210 are outstanding as at May 31, 2019.

	b)	Common Shares

i)

In November 2018, the Company completed a private placement and issued 5,375,000 units at a price of $0.07 per unit (the “Unit”) for gross proceeds of $376,250, of which 1,000,000 Units were subscribed by Mr. Donald Bubar, Director, President and CEO of the Company. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the “Closing Date”), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice.

Of the Unit price of $0.07, $0.069 was allocated to the common share component of the Unit and the balance of $0.001 was allocated to the warrant component of the Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the closing date of the private placement, which was $0.065, and the estimated fair value of a whole warrant of $0.003. The fair value of the warrant was estimated using the Black-Scholes pricing model.

Avalon Advanced Materials Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

11.	Share Capital (continued)

ii)	In December 2018, the Company completed a private placement and issued 10,000,000 flow-through common shares at $0.07 per share for gross proceeds of $700,000.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $150,000 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 21, 2018.

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

			Weighted
	Number		Average
	of Warrants		Exercise
			Price

Balance – September 1, 2017	9,990,000	(1)	$0.169
Issued pursuant to equity offerings	6,550,000		0.135
Expired	(9,960,000)		0.168

Balance – August 31, 2018	6,580,000	(1)	$0.136
Issued pursuant to equity offerings	2,687,500		0.120
Exercised	(300,000)		0.120

Balance – May 31, 2019	8,967,500	(1)	$0.131

(1)	Does not include the additional warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 1.0 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Notes 8 and 9, the Company also has the following warrants outstanding as at May 31, 2019:

i)	6,466,513 US$ Warrants with an adjusted exercise price of US$0.5223 per share and are exercisable until June 13, 2021;

ii)	6,900,000 A1 Warrants with an exercise price of $0.23 per share and are exercisable until March 10, 2022;

iii)	6,250,000 B1 Warrants with an exercise price of $0.15 per share and are exercisable until January 15, 2023;

iv)	3,750,000 C1 Warrants with an exercise price of $0.125 per share and are exercisable until June 29, 2023; and

v)	4,575,000 warrants with an exercise price of $0.07 per share and are exercisable until November 30, 2021.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

Avalon Advanced Materials Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

11.	Share Capital (continued)

	d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise
		Price

Balance – September 1, 2017	10,335,000	$0.37
Granted	2,345,000	0.12
Exercised	(50,000)	0.11
Expired	(1,215,000)	0.91
Forfeited	(70,000)	0.44

Balance – August 31, 2018	11,345,000	$0.26
Granted	1,855,000	0.10
Exercised	(200,000)	0.10
Expired	(3,635,000)	0.42
Forfeited	(168,750)	0.16

Balance – May 31, 2019	9,196,250	$0.17

As at May 31, 2019, there were 6,200,000 options vested (August 31, 2018 – 7,816,250) with an average exercise price of $0.19 (August 31, 2018 - $0.31) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Period was $78,124 (2018 - $134,364), of which $3,455 (2018 - $1,289) was capitalized to property, plant and equipment, $12,585 (2018 - $20,017) was capitalized as exploration and evaluation assets, $Nil (2018 - $596) was charged to operations as general exploration expenses with the balance of $62,084 (2018 - $112,462) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

Avalon Advanced Materials Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

11.	Share Capital (continued)

The weighted average assumptions for grants during the Period and the year ended August 31, 2018 are as follows:

	May 31,	August 31,
	2019	2018

Exercise price	$0.10	$0.12
Closing market price on day preceding date of grant	$0.06	$0.12
Risk-free interest rate	2.00%	1.88%
Expected life (years)	2.8	3.1
Expected volatility	56%	59%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.01	$0.05
Forfeiture rate	14%	15%

The following table summarizes information concerning outstanding and exercisable options as at May 31, 2019:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$0.40 - $0.48	415,000	415,000	0.2 years
$0.30 - $0.39	585,000	488,750	0.9 years
$0.20 - $0.29	1,770,000	1,532,500	1.0 years
$0.15 - $0.19	1,116,250	586,250	2.7 years
$0.10 - $0.14	5,310,000	3,177,500	2.2 years

	9,196,250	6,200,000

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise
		Price

Balance – September 1, 2017	1,292,727	$0.16
Issued pursuant to equity offerings	420,000	0.15
Exercised	(300,000)	0.11
Expired	(180,000)	0.18

Balance – August 31, 2018	1,232,727	$0.17
Expired	(422,727)	0.21

Balance – May 31, 2019	810,000	$0.15

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

Avalon Advanced Materials Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

11.	Share Capital (continued)

As at May 31, 2019, the Company has the following compensation warrants outstanding:

(i)	204,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until June 12, 2019;

(ii)	186,000 compensation warrants with an exercise price of $0.145 per common share, which are exercisable until August 16, 2019;

(iii)	288,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until November 3, 2019; and

(iv)	132,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 22, 2019.

12.	Corporate and Administrative Expenses

Corporate and administrative expenses for the three and nine months ended May 31, 2019 and, 2018 consist of the following:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2019	2018	2019	2018

Salaries and benefits (1)	$381,218	$386,475	$1,082,472	$1,067,160
Directors’ fees	12,150	18,750	51,650	60,100
Consulting and professional fees	30,426	106,280	195,399	278,387
Office, insurance and other expenses	39,757	86,635	125,139	215,952
Occupancy	81,255	79,599	240,880	237,996
Shareholders’ communications and filing fees	12,865	19,716	121,273	140,371
Travel and related costs	7,290	35,648	29,023	76,634

	$564,961	$733,103	$1,845,836	$2,076,600

(1)

These figures do not include share based compensation. Employees’ salaries, benefits including share based compensation expensed for the Quarter and for the Period totaled $393,594 (2018 – $404,804) and $1,127,695 (2018 – $1,129,218), respectively.

13.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

	a)	Trading transaction

There has been no material trading transactions with related parties during each of the nine month periods ended May 31, 2019 and 2018, other than the participation by certain related parties in certain equity offerings as listed below:

		(i)	In November 2018, Mr. Donald Bubar, Director, President and CEO subscribed for 1,000,000 Units at $0.07 per Unit as described in note 11(b); and

Avalon Advanced Materials Inc.	Page 22

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

13.	Related Party Disclosures (continued)

(ii)

the participation by certain related parties in the November 2017 private placement, whereby Donald Bubar, Mark Wiseman, Vice President Sustainability, Patricia Mohr, former Director subscribed for 200,000, 55,000 and 50,000 flow-through shares at $0.145 per share, respectively.

b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three and nine months ended May 31, 2019 and May 31, 2018 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2019	2018	2019	2018

Salaries, benefits and directors’ fees(1)	$383,719	$462,371	$1,193,849	$1,274,004
Share based compensation(2)	17,283	28,553	57,293	95,086

	$401,002	$490,924	$1,251,142	$1,369,090

(1)

Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE for the Quarter and for the Period totaled $80,332 (2018 – $144,450) and $286,217 (2018 - $412,583), respectively.

(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Unpaid directors’ fees and salaries included in accrued liabilities and owing to the directors and members of the Company’s senior management team totaled $797,464 as at May 31, 2019 (August 31, 2018 - $137,500).

14.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company’s warrants denominated in a currency that is not the functional currency of the Company and the warrants with exercise prices that are subject to adjustment from time to time are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility. The fair value of the Convertible Note Payable is based on Level 3 inputs including the applicable face value of the Note. The Company has the right to buy back the Note at any time for the outstanding face value, as such the fair value of the Note is the outstanding face value of the Note. The fair values of the Company’s A1, B1 and C1 Preferred Shares are based on Level 3 inputs, including applicable redemption amounts and redemption premiums. The Company has the right to redeem the A1, B1 and C1 Preferred Shares at any time and therefore the fair value of the A1, B1 and C1 Preferred Shares is the amount the Company has to pay to redeem the A1, B1 and C1 Preferred Shares, which is the redemption amount as specified in the purchase agreements plus 5% redemption premium.

Fair Values

Except as disclosed elsewhere in these condensed consolidated interim financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

Avalon Advanced Materials Inc.	Page 23

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

14.	Financial Instruments (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at May 31, 2019. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds that are required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at May 31, 2019, the Company has current assets of $426,181 and current liabilities of $1,779,181. As disclosed in Note 9, the holder of the B1 and C1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $1,272,500 as at May 31, 2019) upon the occurrence of certain Redemption Events. No redemption event has occurred since the issuances of the B1 and C1 Preferred Shares. Excluding the deferred flow-through share premium of $74,577, the Company’s adjusted working capital deficit as at May 31, 2019 was $1,278,423, (calculated by adding back the deferred flow-through share premium of $74,577 to the working capital deficit of $1,353,000). As the de-recognition of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Repayments due by period as of May 31, 2019:

	Within	1-3	4-5	Over
	1 Year	Years	Years	5 Years	Total

Accounts payable and accrued liabilities	$1,704,604	$-	$-	$-	$1,704,604
Operating lease obligations	330,262	702,373	724,693	213,267	1,970,595
Convertible note payable	-	600,000	-	-	600,000

	$2,034,866	$1,302,373	$724,693	$213,267	$4,275,199

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

Avalon Advanced Materials Inc.	Page 24

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

14.	Financial Instruments (continued)

	(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 10, the the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at May 31, 2019.

	(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company’s budget expenditures for the balance of fiscal 2019 and its current cash and cash equivalents of $221,476, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss for the balance of fiscal 2019.

Other than the US$ Warrants as disclosed in Note 10, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at May 31, 2019 and its anticipated on-going expenditures to be transacted in US dollars for the next three month period is approximately US$35,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures for the balance of fiscal 2019.

15.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three and nine months ended May 31, 2019 and 2018 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2019	2018	2019	2018

Share based compensation capitalized as property, plant and equipment (note 11d)	$1,046	$1,107	$3,455	$1,289
Share based compensation capitalized as exploration and evaluation assets (note 11d)	3,272	6,399	12,585	20,017
Depreciation expense capitalized as property, plant and equipment	7,794	9,376	23,383	28,125
Depreciation expense capitalized as exploration and evaluation assets	2,336	1,629	7,006	5,325

	$14,448	$18,511	$46,429	$54,756

Avalon Advanced Materials Inc.	Page 25

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2019
(unaudited)

16.	Events After the Reporting Period

Subsequent to the Period, the Company:

a)

granted an aggregate of 665,000 stock options with a weighted average exercise price of $0.12 per share to certain employees, directors and consultants of the Company. The weighted average contract life of these options at issuance was 4.4 years;

	b)	issued 700,000 common shares pursuant the exercise of 700,000 warrants at the exercise price of $0.12 per share;

	c)	had 204,000 brokers’ compensation warrants with an exercise price of $0.15 per share expire;

	d)	issued a total of 3,354,934 common shares pursuant to the conversion of 30 B1 Preferred Shares and 10 C1 Preferred Shares;

	e)	issued 3,567,421 common shares pursuant to the conversion of $200,000 convertible note payable; and

f)

as described in note 6(a), entered into the Agreement with Cheetah under which Cheetah will acquire ownership of the near surface resources in the T-Zone and Tardiff Zones of the Nechalacho REE Project for a total cash consideration of $5 million. As at July 9, 2019, the Company has received cash payments totaling $1.7 million from the total cash consideration of $5 million.

Avalon Advanced Materials Inc.	Page 26